

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 14, 2018

Ms. Coreen S. Kraysler
Chief Financial Officer
ValueSetters, Inc.
745 Atlantic Avenue
Boston, MA 02111

> **Re:** **ValueSetters, Inc.**
> **Form 10-K for the Year Ended April 30, 2017**
> **Filed September 8, 2017**
> **Form 10-Q for the period Ended October 31, 2017**
> **Filed December 14, 2017**
> **File No. 0-55036**

Dear Ms. Kraysler:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> /s/ Melissa Raminpour
>
> Melissa Raminpour
> Branch Chief
> Office of Transportation and Leisure